As filed with the Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to ___________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION

21557 Telegraph Road
Southfield, Michigan 48034

SUMMARY TABLE OF CONTENTS

Signatures

Appendix 1	Lear Corporation Salaried Retirement Savings Plan
Audited Financial Statements as of December 31, 2004 and 2003

Appendix 2	Lear Corporation Hourly Retirement Savings Plan
Audited Financial Statements as of December 31, 2004 and 2003

Appendix 3	Lear Corporation Hourly 401(k) Savings Plan
Audited Financial Statements as of December 31, 2004 and 2003

Exhibit 23.1 Consents of Ernst & Young LLP

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, collectively hereinafter referred to as “the Plans,” are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 3, as listed in the Summary Table of Contents and incorporated herein by this reference. The consents of Ernst & Young LLP attached hereto as an Exhibit are a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 29, 2005.

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

By: Lear Corporation, as Plan Administrator

By:	/s/ Roger A. Jackson

Name:	Roger A. Jackson
Title:	Senior Vice President – Human Resources

Appendix 1

Audited Financial Statements and
Supplemental Schedules

Lear Corporation Salaried Retirement Savings Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Lear Corporation Salaried Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Salaried Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Salaried Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year), as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 7, 2005

1

Lear Corporation Salaried Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Cash equivalents	$1,004,514	$1,948,253
Investment, at fair value:
Mutual and money market funds	282,821,848	238,117,214
Lear Corporation Stock Fund	74,413,405	70,736,656
Participant loans	9,625,037	7,998,101

Total investments	366,860,290	316,851,971

Receivables:
Employer contributions	347,106	355,291
Accrued income	—	3,182
Transfer from Lear Corporation Hourly Plan	25,253	—

Total receivables	372,359	358,473

Total assets	368,237,163	319,158,697

Liabilities
Accrued expenses	122,865	178,708

Total liabilities	122,865	178,708

Net assets available for benefits	$368,114,298	$318,979,989

See accompanying notes.

2

Lear Corporation Salaried Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Interest and dividend income	$1,948,827
Employee contributions	38,225,437
Employer contributions	7,589,024
Transfers in from other plans	300,093

Total additions	48,063,381

Deductions
Benefits paid to participants	22,650,437
Administrative expenses	738,760

Total deductions	23,389,197

Net appreciation in fair value of investments	24,460,125

Net increase	49,134,309

Net assets available for benefits:
Beginning of year	318,979,989

End of year	$368,114,298

See accompanying notes.

3

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees of Lear Corporation (the Company). The Plan includes provisions for voting shares of the Company’s stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, applicable to defined contribution pension plans.

Eligibility

All full-time, nonunion U.S. salaried employees of the Company and all full-time, nonunion Lear Technologies, L.L.C. (Lear Tech) employees who have completed one month of service and all part-time, nonunion U.S. salaried employees of the Company who have completed 1,000 hours of service in one year are eligible to participate in the Plan effective the first day of the month following completion of the Plan’s eligibility requirements.

Contributions

Participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. The Company’s matching contributions are generally either 25% or 50%, up to the first 5% of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. The matching contribution formula is based on the number of years of service of the employee. For Lear Tech employees, the Company’s matching contributions are 25%, up to the first 4% of compensation. In addition, Lear Tech employees receive a primary contribution based on the number of hours worked by the employee.

4

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Company matching contributions are initially invested in the Lear Corporation Stock Fund and are available for transfer to any other investment fund on February 1 following the calendar year–end.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings, and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants are immediately vested in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in the Company’s contributions and earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of credited service or upon retirement, total and permanent disability, or death.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2004, employer contributions included prior forfeitures of $1,500,000. There is $166,239 and $1,338,278 of unallocated forfeitures included in the Plan assets as of December 31, 2004 and 2003, respectively.

5

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65 – participant may defer to age 70-1/2;

•	Deferred retirement of the participant beyond age 65;

•	Total and permanent disability of the participant;

•	Death of the participant; or

•	Termination of employment

Benefits due upon death are generally paid in a lump sum and are based on vested amounts in the participants’ accounts. Benefits due upon termination, retirement, or disability are paid in a lump sum or through installments for up to twenty years and are based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 70-1/2.

Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other loans from the Plan to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

6

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Hardship Withdrawals

No amounts may be withdrawn from a deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds	$24,795,119
Lear Corporation Stock Fund*	(334,994)

$24,460,125

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Lear Corporation Stock Fund*	$74,413,405	$70,736,656
Dodge & Cox Balanced Fund	50,144,436	41,074,387
Northern Trust Money Market Fund	47,773,791	49,731,859
SSGA S&P 500 Index Fund	43,072,338	35,540,516
Growth Fund of America	41,479,033	22,489,860
Davis New York Venture Fund	37,364,187	30,893,660
EuroPacific Growth Fund	25,194,447	16,853,894

*	Includes nonparticipant directed investments

8

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation, income and dividends are nonparticipant directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31
	2004	2003

Investment, at fair value:
Lear Corporation Stock Fund	$74,413,405	$70,736,656

Year Ended
December 31,
2004
Changes in net assets:
Net depreciation in fair value of investment	$(334,994)
Interest and dividend income	936,284
Employee contributions	3,466,138
Employer contributions	7,802,631
Loan repayment	571,676
Net transfers and rollovers	(4,654,037)
Expenses	(429)
Distributions to participants	(4,110,520)

Increase in net assets	$3,676,749

9

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2004
Net assets available for benefits per the financial statements	$368,114,298
Amounts allocated to withdrawing participants	(560,778)

Net assets available for benefits per the Form 5500	$367,553,520

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2004
Benefits paid to participants per the financial statements	$22,650,437
Add amounts allocated to withdrawing participants as of December 31, 2004	560,778
Less amounts allocated to withdrawing participants as of December 31, 2003	(183,688)

Benefits paid to participants per the Form 5500	$23,027,527

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

11

Supplemental Schedules

Lear Corporation Salaried Retirement Savings Plan

EIN #13-3386776         Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

* Lear Corporation	Lear Corporation Stock Fund – 1,183,027 units	$49,817,220	$74,413,405
* The Northern Trust Company	Money Market Fund – 47,759,536 shares	**	47,773,791
	SSGA S&P 500 Index Fund – 2,156,852 shares	**	43,072,338
	Davis New York Venture Fund – 1,217,471 shares	**	37,364,187
	Dodge & Cox Balanced Fund – 631,940 shares	**	50,144,436
	Growth Fund of America Fund – 1,514,939 shares	**	41,479,033
	EuroPacific Growth Fund – 707,113 shares	**	25,194,447
	Bond Fund of America – 918,619 shares	**	12,539,144
	Vanguard Long-Term U.S. Treasury Portfolio Fund – 708,764 shares	**	8,191,249
	Franklin Templeton Conservative Growth Fund - 160,465 shares	**	2,002,609
	Franklin Templeton Moderate Growth Fund – 248,061 shares	**	3,147,894
	Franklin Templeton Growth Fund – 377,632 shares	**	4,973,413
Schwab	Schwab Personal Choice Retirement Account	**	6,939,307
* Participant loans	Interest rate ranging from 5.0 to 11.9%	—	9,625,037

			$366,860,290

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

12

Lear Corporation Salaried Retirement Savings Plan

EIN #13-3386776       Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

	Description of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
Identity of	Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Party Involved	Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii) – A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.

Lear Corporation	Common Stock:
	26 purchases	$13,575,077				$13,575,077	$13,575,077
	32 sales		$9,584,670			6,210,821	9,584,670	$3,373,849

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii), or (iv) reportable transactions.

13

Appendix 2

Audited Financial Statements and
Supplemental Schedules

Lear Corporation Hourly Retirement Savings Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 7, 2005

Lear Corporation Hourly Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Cash equivalents	$579,397	$621,434
Investment, at fair value:
Mutual and money market funds	166,255,139	150,103,244
Lear Corporation Stock Fund	33,563,997	32,519,464
Participant loans	14,695,974	11,955,891

Total investments	214,515,110	194,578,599

Receivables:
Employer contributions	1,079,310	1,013,988
Employee contributions	1,276,668	1,126,917
Transfer from Lear Operations Corporation Employees’ Money Purchase Plan	—	314,225
Accrued income	—	439

Total receivables	2,355,978	2,455,569

Total assets	217,450,485	197,655,602

Liabilities
Accrued expenses	88,370	128,509
Excess contributions payable	4,276	6,487
Transfers to Lear Corporation Salaried Plan	25,253	—

Total liabilities	117,899	134,996

Net assets available for benefits	$217,332,586	$197,520,606

See accompanying notes.

Lear Corporation Hourly Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Interest and dividend income	$1,666,175
Employee contributions	15,937,057
Employer contributions	13,241,482

Total additions	30,844,714

Deductions
Benefits paid to participants	21,702,183
Excess contributions returned to participants	4,276
Administrative expenses	637,627
Transfers out to other plans	63,481

Total deductions	22,407,567

Net appreciation in fair value of investments	11,374,833

Net increase	19,811,980

Net assets available for benefits:
Beginning of year	197,520,606

End of year	$217,332,586

See accompanying notes.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the Company). The Plan includes provisions for voting shares of the Company’s stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, applicable to defined contribution pension plans.

Eligibility

Generally, all U.S., full-time, hourly employees of the Company who have completed two months to one year of service, as defined in the Plan agreement, and all U.S., part-time, hourly employees who have completed 1,000 hours of service in one calendar year are eligible to participate in the Plan.

Contributions

In general, participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. The Company’s matching contributions are generally 25%, up to the first 4% of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. Primary contributions are based on the number of hours worked by the employee.

Company matching contributions are initially invested in the Lear Corporation Stock Fund and are available for transfer to any other investment fund on February 1 following the calendar year-end.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings, and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants are immediately vested in their contributions and actual earnings thereon and are generally immediately vested in the Company’s primary contributions and actual earnings thereon regardless of length of service. A participant generally becomes vested in the Company’s matching contributions and earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of credited service or upon retirement, total and permanent disability, or death.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2004, employer contributions included prior forfeitures of $253,252. There are $86,105 and $165,695 of unallocated forfeitures in the Plan assets as of December 31, 2004 and 2003, respectively.

Distributions of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65 – participant may defer to age 70-1/2;

•	Deferred retirement of the participant beyond age 65;

•	In-service withdrawal of the participant at age 59-1/2;

•	Total and permanent disability of the participant;

•	Death of the participant; or

•	Termination of employment.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Benefits due upon death are generally paid in a lump sum and are based on vested amounts in the participants’ accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments for up to twenty years and are based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 70-1/2.

Plan Termination

Subject to the provisions of related collective bargaining agreements, the Company may discontinue its contributions or terminate the Plan as provided by the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other loans from the Plan to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

Hardship Withdrawals

No amounts may be withdrawn from a deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds	$11,503,152
Lear Corporation Stock Fund*	(128,319)

$11,374,833

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Northern Trust Money Market Fund	$57,515,105	$57,445,159
Lear Corporation Stock Fund*	33,563,997	32,519,464
Dodge & Cox Balanced Fund	27,861,273	24,736,872
SSGA S&P 500 Index Fund	19,502,275	16,244,299
Davis New York Venture Fund	18,420,043	14,927,281
Growth Fund of America	16,084,609	**
Participant Loans	14,695,974	11,955,891
Bond Fund of America	**	10,308,094

*	Includes nonparticipant directed investment

**	Does not meet threshold

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation, income, and dividends are nonparticipant directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31
	2004	2003
Investment, at fair value:
Lear Corporation Stock Fund	$33,563,997	$32,519,464

Year Ended
December 31,
2004
Changes in net assets:
Net depreciation in fair value of investment	$(128,319)
Interest and dividend income	435,295
Employee contributions	2,007,854
Employer contributions	3,993,064
Loan repayment	661,741
Net transfers and rollovers	(1,002,464)
Expenses	(21,583)
Distributions to participants	(4,901,055)

Increase in net assets	$1,044,533

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2004
Net assets available for benefits per the financial statements	$217,332,586
Amounts allocated to withdrawing participants	(269,306)

Net assets available for benefits per the Form 5500	$217,063,280

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2004
Benefits paid to participants per the financial statements	$21,702,183
Add amounts allocated on Form 5500 to withdrawing participants at December 31, 2004	269,306
Less amounts allocated on Form 5500 to withdrawing participants at December 31, 2003	(229,966)

Benefits paid to participants per the Form 5500	$21,741,523

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

8. Transfer in From Lear Operations Corporation Money Purchase Plan

On March 25, 2002, the Board of Directors of the Company decided to terminate the Lear Operations Corporation Money Purchase Plan effective July 1, 2002. As of December 31, 2003, $314,225 in assets were transferred to the Plan. Employees affected by the transfer of assets became Plan participants as of January 1, 2004.

9. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $4,276 and $6,487 has been reflected in the accompanying statements of net assets available for benefits as of December 31, 2004 and 2003, respectively.

Supplemental Schedules

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776       Plan # 020

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
* Lear Corporation	Lear Corporation Stock Fund – 535,791 units; $875,388 common collective trust	$22,909,373	$33,563,997
* The Northern Trust Company	Money Market Fund - 57,515,105 shares	**	57,515,105
	SSGA S&P 500 Index Fund – 976,579 shares	**	19,502,275
	Davis New York Venture Fund – 600,197 shares	**	18,420,043
	Dodge & Cox Balanced Fund – 351,119 shares	**	27,861,273
	Bond Fund of America – 738,964 shares	**	10,086,854
	Growth Fund of America Fund – 587,458 shares	**	16,084,609
	EuroPacific Growth Fund – 277,138 shares	**	9,874,437
	Vanguard Long-Term U.S. Treasury Portfolio Fund – 378,998 shares	**	4,380,663
	Franklin Templeton Conservative Growth Fund – 45,431 shares	**	566,982
	Franklin Templeton Moderate Growth Fund – 58,622 shares	**	743,913
	Franklin Templeton Growth Fund – 92,558 shares	**	1,218,985
* Participant loans	Interest rate ranging from 5.0 to 11.75%		14,695,974

			$214,515,110

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776        Plan #020

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

	Description of Asset				Expense		Current Value
	(Including Interest Rate				Incurred		of Asset on
Identity of	and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Party Involved	Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)
Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.

Lear Corporation	Common Stock:
	33 purchases	$8,532,566				$8,532,566	$8,532,566
	51 sales		$7,351,466			5,127,497	7,351,466	$2,223,969

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii), or (iv) reportable transactions.

Appendix 3

Audited Financial Statements and
Supplemental Schedule

Lear Corporation Hourly 401(k) Savings Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 7, 2005

1

Lear Corporation Hourly 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Mutual and money market funds	$7,221,731	$7,320,059
Lear Corporation Stock Fund	427,656	578,117
Participant loans	601,587	543,768

Total investments	8,250,974	8,441,944

Participant contributions receivable	7,259	6,399

Total assets	8,258,233	8,448,343

Net assets available for benefits	$8,258,233	$8,448,343

See accompanying notes.

2

Lear Corporation Hourly 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Interest and dividend income	$177,408
Employee contributions	1,036,223

Total additions	1,213,631

Deductions
Benefits paid to participants	1,799,507
Administrative expenses	5,865

Total deductions	1,805,372

Net appreciation in fair value of investments	401,631

Net decrease	(190,110)

Net assets available for benefits:
Beginning of year	8,448,343

End of year	$8,258,233

See accompanying notes.

3

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Plan Description

Effective September 1, 1998, Lear Corporation (the Company) adopted the Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees (the Plan) for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company’s acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility

All hourly employees at the Auburn Hills and Grand Rapids plants who are covered by a collective bargaining agreement that participates in the Plan are eligible to begin participation on or following completion of 90 days of service. In June 2004, the Auburn Hills plant was closed, therefore those participants no longer contribute to the Plan. The Auburn Hills participants are still eligible for benefit payments and loans.

Contributions

Participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. In addition, participants may elect to contribute up to 25% of their annual compensation on an after-tax basis. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf. Participants eligible to receive payment from the Plan may elect to defer such payment until age 70-1/2. Plan provisions do not provide for Company contributions.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) withdrawals and distributions, (c) allocation of Plan earnings, and (d) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting of Benefits

Participants are immediately 100% vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such amounts is subject to forfeiture.

Distributions of Benefits

Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

•	Attainment of age 59-1/2;

•	Total and permanent disability of the participant;

•	Death of the participant; or

•	Termination of employment.

Benefits due upon total and permanent disability or death are paid in a lump sum. Benefits may be deferred until the later of attainment of age 70-1/2 or termination of employment. Benefits due upon attainment of age 59-1/2 or upon termination of employment are paid through installments, partial withdrawals, or lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year the participant attains age 70-1/2. In any event, the Plan will make a lump sum payment to any participant if the amount owed is less than $5,000.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate at the end of the preceding quarter. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

5

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Hardship Withdrawals

No amounts may be withdrawn from a participant’s deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship as defined by the Plan. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Company. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds	$409,418
Lear Corporation Stock Fund	(7,787)

$401,631

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
MFS Money Market Fund	$1,687,167	$1,768,533
MFS Core Growth Fund	1,157,187	1,247,281
MFS Research Bond Fund	999,443	1,131,162
MFS Total Return Fund	914,947	882,911
Participant loans	601,587	543,768
Lear Corporation Stock Fund	427,656	578,117
Munder Index 500 Fund	423,239	*
Growth Fund of America	421,964	*

*  Does not meet threshold

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

8

Supplemental Schedule

Lear Corporation Hourly 401(k) Savings Plan

EIN #13-3386776       Plan #058

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,		Current
Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Value
* MFS Retirement Services	MFS Global Equity Fund – 1,677 shares	**	$42,220
	MFS Money Market Fund – 1,684,545 shares	**	1,687,167
	Massachusetts Investors Trust – 10,964 shares	**	189,250
	MFS Total Return Fund – 57,030 shares	**	914,947
	MFS Government Securities Fund – 11,533 shares	**	112,366
	MFS Utilities Fund – 7,357 shares	**	80,923
	MFS Mid Cap Growth Fund – 27,186 shares	**	243,046
	MFS New Discovery Fund – 11,506 shares	**	188,697
	MFS Value Fund – 14,849 shares	**	343,599
	MFS Research International Fund – 13,063 shares	**	206,131
	MFS Strategic Value Fund – 4,134 shares	**	66,483
	MFS Core Growth Fund – 70,048 shares	**	1,157,187
	MFS Research Bond Fund – 95,149 shares	**	999,443
	Munder Index 500 Fund – 16,789 shares	**	423,239
	Growth Fund of America – 15,571 shares	**	421,964
	Security Capital US Real Estate – 7,348 shares	**	130,941
	Domini Social Equity Fund – 478 shares	**	14,128
* Lear Corporation	Lear Corporation Stock Fund – 27,803 units	**	427,656
* Participant loans	Interest rate ranging from 4.0% to 9.5%		601,587

			$8,250,974

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

 9